EXHIBIT 99.1

Tekmira to Webcast Presentation at 15th Annual BIO CEO & Investor Conference

VANCOUVER, British Columbia, Feb. 6, 2013 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, today announced that management will present a company overview at the 15th Annual BIO CEO & Investor Conference on Tuesday, February 12, 2013 at 10:30 am ET (7:30 am PT) at the Waldorf Astoria Hotel in New York, NY.

A live webcast of the presentation can be accessed through the Investor section of Tekmira's website at www.tekmirapharm.com. An archived webcast will be available on the Tekmira website for 90 days following the event.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca